FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 8/5/2008

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
46a, Avenue John F. Kennedy – 2nd floor
L-1855 Luxembourg
(352) 4661-11-3815
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing second quarter 2008 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By:	/s/ Roberto Philipps	By:	/s/ Daniel Novegil
Name:	Roberto Philipps	Name:	Daniel Novegil
Title:	Chief Financial Officer	Title:	Chief Executive Officer

Dated: August 5, 2008

Sebastián Martí
Ternium - Investor Relations
+1   (866) 890 0443
+52 (81) 8865 2111
+54 (11) 4018 2389
www.ternium.com

Ternium Announces Second Quarter and First Half 2008 Results

Luxembourg, August 5, 2008 – Ternium S.A. (NYSE: TX) today announced its results for the second quarter and first half ended June 30, 2008.

The financial and operational information contained in this press release is based on consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars and metric tons.

Ternium has modified the accounting treatment for its investment in Sidor. For more information, please see Note 12 to Ternium’s Consolidated Condensed Interim Financial Statements as of June 30, 2008 and “Sidor Nationalization Process – Deconsolidation from Ternium Financial Statements” in this press release.

Summary of Second Quarter 2008 Results1

	2Q 2008	1Q 2008		2Q 2007
Shipments (tons)	2,063,000	2,088,000	-1%	1,604,000	29%
Net Sales (US$ million)	2,374.8	1,952.7	22%	1,255.9	89%
Operating Income (US$ million)	610.4	363.3	68%	203.0	201%
EBITDA (US$ million)	714.1	470.1	52%	281.9	153%
EBITDA Margin (% of net sales)	30%	24%		22%
EBITDA per Ton, Flat & Long Steel (US$/ton)	337	213	58%	162	108%
Discontinued Operations[1] (US$ million)	-	159.9		199.0
Net Income (US$ million)	498.9	483.6	3%	315.0	58%
Equity Holders' Net Income (US$ million)	415.6	422.1	-2%	236.9	75%
Earnings per ADS (US$)	2.07	2.11	-2%	1.18	75%

Operating income was US$610.4 million in the second quarter 2008, an increase of 68% when compared to the first quarter 2008 mainly as a result of a 24% increase in revenue per ton, partially offset by a 12% increase in operating cost per ton due to higher raw material, energy and labor costs.  Higher purchased slab and raw material costs are gradually reflected in the Company’s cost of sales, as Ternium consumes slabs and raw materials from its inventories over time.  Average prices increased across all products and regions during the second quarter 2008 compared to the first quarter 2008 and second quarter 2007.  Operating income in the second quarter 2008 increased 201% when compared to the second quarter 2007.  Excluding the effect of the consolidation of Grupo Imsa, operating income increased year-over-year mainly due to higher prices, partially offset by higher raw material, energy and labor costs.  Ternium’s shipments were relatively stable during the second quarter 2008 compared to the first quarter 2008 and increased 29% when compared to the second quarter 2007 mainly as a result of the consolidation of Grupo Imsa.

____________________

[1]
Sidor’s results of operations have been deconsolidated from Ternium’s Financial Statements and are shown as Discontinued Operations.  Discontinued operations include results from the non-core US assets that were sold during the first quarter 2008 and from Ternium’s participation in Sidor until March 31, 2008.  No results from discontinued operations related to Sidor have been accounted for in the second quarter 2008.

No results from discontinued operations related to Sidor have been accounted for in the second quarter 2008.  In the first quarter 2008, results from discontinued operations included an after-tax gain of US$101.4 million related to the sale of non-core US assets and an after-tax gain of US$58.5 million related to Sidor, while in the second quarter 2007 results from discontinued operations comprised an after-tax gain of US$199.0 million related to Sidor.

Net income during the second quarter 2008 was US$498.9 million, an increase of 3% when compared to the first quarter 2008 mainly due to higher operating income, a higher foreign exchange gain of US$60.2 million mainly related to Ternium Mexico’s financial debt and an improved result of US$40.7 million related to changes in the fair value of derivative instruments, partially offset by higher income tax expenses.  In addition, the first quarter 2008 net income included a discontinued operations gain of US$159.9 million and an income tax gain of US$96.3 million related to Hylsa’s reversal of deferred statutory profit sharing.

Net income during the second quarter 2008 increased 58% when compared to the second quarter 2007.  This year-over-year increase was due to the consolidation of Grupo Imsa and higher operating income, as well as more favorable foreign exchange and changes in fair value of derivatives results.  In addition, the second quarter 2007 net income included results of US$199.0 million from discontinued operations.

Summary of First Half 2008 Results2

	1H 2008	1H 2007
Shipments (tons)	4,152,000	3,148,000	32%
Net Sales (US$ million)	4,327.5	2,430.7	78%
Operating Income (US$ million)	973.6	413.1	136%
EBITDA (US$ million)	1,184.3	557.8	112%
EBITDA Margin (% of net sales)	27%	23%
EBITDA per Ton, Flat & Long Steel (US$/ton)	275	165	67%
Discontinued Operations[2] (US$ million)	159.9	318.7	-50%
Net Income (US$ million)	982.4	566.6	73%
Equity Holders' Net Income (US$ million)	837.8	459.1	82%
Earnings per ADS (US$)	4.18	2.29	82%

____________________

[2]
Sidor’s results of operations have been deconsolidated from Ternium’s Financial Statements and are shown as Discontinued Operations.  Discontinued operations include results from the non-core US assets that were sold during the first quarter 2008 and from Ternium’s participation in Sidor until March 31, 2008.  No results from discontinued operations related to Sidor have been accounted for in the second quarter 2008.

Operating income was US$973.6 million in the first half 2008, an increase of 136% when compared to the first half 2007 mainly as a result of higher steel prices and the consolidation of Grupo Imsa, partially offset by higher raw material, energy and labor costs.  Higher purchased slab and raw material costs are gradually reflected in the Company’s cost of sales, as Ternium consumes slabs and raw materials from its inventories over time.  Ternium’s net sales were US$4.3 billion during the first half 2008, an increase of 78% when compared to the first half 2007, reflecting higher steel prices and the consolidation of Grupo Imsa.

During the first half 2008, results from discontinued operations were an after-tax gain of US$101.4 million related to the sale of non-core US assets and an after-tax gain of US$58.5 million related to Sidor.  During the first half 2007, results from discontinued operations were an after-tax gain of US$318.7 million related to Sidor.

Net income during the first half 2008 was US$982.4 million, an increase of 73% when compared to the first half 2007.  This increase in net income was mainly due to the consolidation of Grupo Imsa, a higher operating income and a US$139.6 million higher foreign exchange net gain mainly related to Ternium Mexico’s financial debt, partially offset by higher net interest and income tax expenses, and lower gains from discontinued operations.

Sidor Nationalization Process – Deconsolidation from Ternium Financial Statements

Based on the facts and circumstances described in Note 12 to Ternium’s Consolidated Condensed Interim Financial Statements as of June 30, 2008, Ternium ceased consolidating Sidor’s results of operations and cash flows as from April 1, 2008.  The carrying amount of the Company’s investment in Sidor at March 31, 2008 is its book value at that date.  Thus, the carrying amount of this available-for-sale asset at June 30, 2008 does not represent its fair value at that date.

Outlook

Demand for steel products in the North America Region remains relatively stable.  Although there are no indications of overstocking, prices in the North America Region may soften in the second half 2008 as a result of continued weakness in the region’s construction, home appliances and automobile industries.  Demand and prices in the South & Central America Region are expected to remain at healthy levels.

Ternium expects a slightly lower operating margin in the third quarter 2008 compared to the operating margin it achieved in the second quarter 2008.  Higher purchased slab and raw material costs were not entirely reflected in Ternium’s cost of sales during the second quarter 2008 and are expected to flow into the cost of sales in subsequent quarters as Ternium consumes purchased slabs and raw materials from its inventories over time.

Analysis of Second Quarter 2008 Results

Net income attributable to the Company’s equity holders in the second quarter 2008 was US$415.6 million, compared with US$236.9 million in the second quarter 2007.  Including minority interest, net income for the second quarter 2008 was US$498.9 million, compared with US$315.0 million in the second quarter 2007.  Earnings per ADS3 for the second quarter 2008 were US$2.07, compared with US$1.18 in the second quarter 2007.

Net sales for the second quarter 2008 increased 89% to US$2.4 billion compared with the same period in 2007.  Net sales increased mainly due to the effect of the consolidation of Grupo Imsa and higher steel prices.  Shipments of flat and long products were 2.1 million tons during the second quarter 2008, an increase of 29% compared to shipment levels in the second quarter 2007 mainly due to the consolidation of Grupo Imsa.  Revenue per ton shipped increased 48% to US$1,120 in the second quarter 2008 versus the same quarter in 2007, mainly as a result of higher steel prices and the consolidation of Grupo Imsa’s higher value added product mix.

	Net Sales (million US$)			Shipments (thousand tons)			Revenue / ton (US$/ton)
	2Q 2008	2Q 2007	Dif.	2Q 2008	2Q 2007	Dif.	2Q 2008	2Q 2007	Dif.

South & Central America	719.9	466.6	54%	690.9	598.9	15%	1,042	779	34%
North America	1,264.6	483.6	162%	1,042.2	592.1	76%	1,213	817	49%
Europe & other	10.0	69.1	-86%	11.6	101.2	-89%	864	682	27%
Total flat products	1,994.5	1,019.2	96%	1,744.7	1,292.1	35%	1,143	789	45%

South & Central America	62.1	14.3	334%	67.9	25.3	168%	913	565	62%
North America	253.8	182.6	39%	249.6	286.4	-13%	1,017	638	59%
Europe & other	0.6	-		1.0	-		630	-
Total long products	316.4	196.9	61%	318.5	311.7	2%	993	632	57%

Total flat and long products	2,311.0	1,216.2	90%	2,063.2	1,603.9	29%	1,120	758	48%

Other products	63.8	39.7	61%

Total Net Sales	2,374.8	1,255.9	89%
 (1) Primarily includes iron ore, pig iron and pre-engineered metal buildings.

Net sales of flat products during the second quarter 2008 totaled US$2.0 billion, an increase of 96% compared with the same quarter in 2007.  Net sales of flat products increased as a result of the effect of the consolidation of Grupo Imsa and higher steel prices.  Shipments of flat products totaled 1.7 million tons in the second quarter 2008, an increase of 35% compared with the same period in 2007, mainly due to the consolidation of Grupo Imsa.  Revenue per ton shipped increased 45% to US$1,143 in the second quarter 2008 compared with the same period in 2007, mainly due to higher steel prices and the consolidation of Grupo Imsa’s higher value added product mix.
____________________

[3]	Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding of 2,004,743,442.

Net sales of long products were US$316.4 million during the second quarter 2008, an increase of 61% compared with the same period in 2007 due to higher steel prices and slightly higher shipment levels.  Shipments of long products totaled 319,000 tons in the second quarter 2008, representing a 2% increase versus the same quarter in 2007.  Revenue per ton shipped increased 57% to US$993 in the second quarter 2008 over the second quarter 2007.

Net sales of other products totaled US$63.8 million during the second quarter 2008, compared to US$39.7 million during the second quarter 2007.  This increase resulted mainly from higher iron ore shipments and prices and the consolidation of Grupo Imsa’s pre-engineered metal buildings business in Mexico.

Net sales of flat and long products in the North America Region were US$1.5 billion in the second quarter 2008, an increase of 128% versus the same period in 2007.  Shipments in the region totaled 1.3 million tons during the second quarter 2008, or 47% higher than in the same period in 2007, mainly due to the consolidation of Grupo Imsa.  Revenue per ton shipped in the region increased 55% to US$1,175 in the second quarter 2008 over the same quarter in 2007 mainly as a result of higher prices and the consolidation of Grupo Imsa’s higher value added product mix.

Net sales of flat and long products in the South & Central America Region were US$782.0 million during the second quarter 2008, an increase of 63% versus the same period in 2007.  This increase was due to higher shipments and revenue per ton.  Shipments in the region totaled 759,000 tons during the second quarter 2008, or 22% higher than in the second quarter 2007.  Revenue per ton shipped in the region increased 34% to US$1,030 in the second quarter 2008 over the same quarter in 2007, mainly due to higher prices.

Cost of sales totaled US$1.6 billion in the second quarter 2008 compared to US$931.1 million in the second quarter 2007.  Cost of sales increased as a result, in part, of the consolidation of Grupo Imsa, which increased Ternium’s production volume and cost per ton due to Grupo Imsa’s higher production cost structure and higher value added product sales mix.  Excluding this effect, the higher year-over-year cost of sales was related to higher costs for raw materials and other supplies, as well as for freight, services and labor.

The consolidation of Grupo Imsa resulted in an increased volume of purchased slabs with a cost per ton significantly higher than Ternium’s average cost of slab production.  This higher cost per ton for purchased slabs is gradually reflected in the cost of sales, as Ternium consumes slabs and other raw materials from its inventories over time.  In the second quarter 2008, scrap and energy prices increased in Mexico, while the price of zinc was lower when compared to the prior year period.  Iron ore costs were higher during the second quarter 2008 than they were in the same period in 2007, mainly as a result of higher annual contract prices for third party iron ore supplies and higher production costs at Ternium’s iron ore mines.

Selling, General and Administrative (SG&A) expenses in the second quarter 2008 were US$181.8 million, or 8% of net sales, compared with US$118.2 million, or 9% of net sales, in the second quarter 2007.  The increase in SG&A was due mainly to the consolidation of Grupo Imsa.

Operating income in the second quarter 2008 was US$610.4 million, or 26% of net sales, compared with US$203.0 million, or 16% of net sales, in the second quarter 2007.

EBITDA4 in the second quarter 2008 was US$714.1 million, or 30% of net sales, compared with US$281.9 million, or 22% of net sales, in the second quarter 2007.  Equity holders’ EBITDA in the second quarter 2008 was 82% of EBITDA.

Net financial result totaled a gain of US$97.4 million in the second quarter 2008, compared with expenses of US$13.5 million in the same period in 2007.  A higher net gain of US$98.9 million related to foreign exchange valuations and a US$24.2 million improved result related to changes in the fair value of some derivative instruments entered into by Ternium mainly to mitigate the effects of interest rate fluctuations were partially offset by a US$19.7 million year-over-year increase in net interest expenses primarily associated with an increase in net debt.  The foreign exchange results in the second quarter 2008 (an effect that is offset to a large extent by changes in Ternium’s net equity position) resulted primarily from the impact of the Mexican Peso fluctuation on the Company’s Mexican subsidiaries’ US dollar denominated debt (Ternium’s subsidiaries prepare their financial statements in currencies other than the US dollar in accordance with IFRS).

Income tax expense for the second quarter 2008 was US$209.3 million, or 30% of income before income tax, discontinued operations and minority interest, compared with US$73.2 million in the second quarter 2007, or 39% of income before income tax, discontinued operations and minority interest.

Income attributable to minority interest for the second quarter 2008 was US$83.2 million, compared with US$78.0 million in the second quarter 2007.  The year-over-year increase was due mainly to higher income attributable to minority interest in Siderar.  In addition, there was no income attributable to minority interest in Sidor in the second quarter 2008, compared with US$39.0 million in the second quarter 2007.

Analysis of First Half 2008 Results

Net income attributable to the Company’s equity holders for the first half ended June 30, 2008 was US$837.8 million, compared with US$459.1 million for the first half ended June 30, 2007.  Including minority interest, net income for the first half 2008 was US$982.4 million, compared with US$566.6 million for the first half 2007.  Earnings per ADS5 were US$4.18 in the first half 2008, compared with US$2.29 in the first half 2007.

Net sales for the first half 2008 increased 78% to US$4.3 billion, compared with the same period in 2007.  Net sales increased due to the effect of the consolidation of Grupo Imsa and higher steel prices.  Shipments of flat and long products reached 4.2 million tons during the first half 2008, an increase of 32% compared to shipment levels in the first half 2007.  Revenue per ton shipped increased 35% to US$1,012 in the first half 2008 versus the same period in 2007, mainly as a result of higher prices and the consolidation of Grupo Imsa’s higher value added product mix.

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[4]	EBITDA in the second quarter 2008 equals operating income of US$610.4 million plus depreciation and amortization of US$103.8 million.

[5]	Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding of 2,004,743,442.

	Net Sales (million US$)			Shipments (thousand tons)			Revenue / ton (US$/ton)
	1H 2008	1H 2007	Dif.	1H 2008	1H 2007	Dif.	1H 2008	1H 2007	Dif.

South & Central America	1,355.8	900.1	51%	1,363.9	1,162.3	17%	994	774	28%
North America	2,285.6	963.7	137%	2,122.2	1,206.6	76%	1,077	799	35%
Europe & other	14.8	103.6	-86%	16.3	154.1	-89%	906	673	35%
Total flat products	3,656.1	1,967.4	86%	3,502.4	2,523.0	39%	1,044	780	34%

South & Central America	98.5	14.3	589%	124.6	25.3	392%	791	565	40%
North America	440.1	375.5	17%	514.9	599.7	-14%	855	626	37%
Europe & other	5.8	-		9.8	-		591	-
Total long products	544.4	389.8	40%	649.2	625.0	4%	839	624	34%

Total flat and long products	4,200.6	2,357.3	78%	4,151.6	3,148.0	32%	1,012	749	35%

Other products (1)	126.9	73.4	73%

Total Net Sales	4,327.5	2,430.7	78%
 (1) Primarily includes iron ore, pig iron and pre-engineered metal buildings.

Net sales of flat products during the first half 2008 totaled US$3.7 billion, an increase of 86% compared with the same period in 2007.  Net sales increased mainly as a result the effect of the consolidation of Grupo Imsa and higher steel prices.  Shipments totaled 3.5 million tons in the first half 2008, an increase of 39% compared with the same period in 2007.  Revenue per ton shipped increased 34% to US$1,044 in the first half 2008 compared with the same period in 2007, mainly as a result of higher prices and the consolidation of Grupo Imsa’s higher value added product mix.

Net sales of long products were US$544.4 million during the first half 2008, an increase of 40% compared with the same period in 2007.  This was due to higher prices and slightly higher shipments.  Shipments totaled 649,000 tons in the first half 2008, representing a 4% increase versus the same period in 2007.  Revenue per ton shipped increased 34% to US$839 in the first half 2008 over the first half 2007.

Net sales of other products totaled US$126.9 million during the first half 2008 compared to US$73.4 million during the same period in 2007.  This increase resulted mainly from higher iron ore shipments and prices and the consolidation of Grupo Imsa’s pre-engineered metal buildings business in Mexico.

Net sales of flat and long products in the North America Region totaled US$2.7 billion in the first half 2008, an increase of 104% versus the same period in 2007, mainly due to the effect of the Grupo Imsa consolidation and higher steel prices.  Shipments in the region totaled 2.6 million tons during the first half 2008, or 46% higher than during the same period in 2007.  Revenue per ton shipped in the region increased 39% to US$1,034 in the first half 2008 over the same period in 2007, mainly as a result of higher prices and the consolidation of Grupo Imsa’s higher value added product mix.

Net sales of flat and long product in the South & Central America Region were US$1.5 billion during the first half 2008, an increase of 59% versus the same period in 2007.  This increase was due to higher volumes and prices.  Shipments in the region totaled 1.5 million tons during the first half 2008, or 25% higher than in the first half 2007, due to an increase in demand.  Revenue per ton shipped in the region increased 27% to US$977 in the first half 2008 over the same period in 2007, mainly due to higher prices.

Cost of sales was US$3.0 billion in the first half 2008 compared to US$1.8 billion in the first half 2007.  Cost of sales increased as a result, in part, of the consolidation of Grupo Imsa, which increased Ternium’s production volume and cost per ton due to Grupo Imsa’s higher production cost structure and higher value added product sales mix.  Excluding this effect, the year-over-year cost of sales increase was related to higher costs for raw materials and other supplies, as well as for freight, services and labor.

The consolidation of Grupo Imsa resulted in an increased volume of purchased slabs with a cost per ton significantly higher than Ternium’s average cost of slab production.  This higher cost per ton for purchased slabs is gradually reflected in the cost of sales, as Ternium consumes slabs and other raw materials from its inventories over time.  Scrap and energy prices increased in Mexico while the price of zinc was lower in the first half 2008 compared to the prior year period.  Iron ore costs were higher during the first half 2008 than they were in the same period in 2007, mainly as a result of higher annual contract prices of third party iron ore supplies and higher production costs at Ternium’s iron ore mines.

Selling, General and Administrative (SG&A) expenses in the first half 2008 were US$328.4 million, or 8% of net sales, compared with US$211.0 million, or 9% of net sales, in the first half 2007.  The increase in SG&A was due mainly to the consolidation of Grupo Imsa.

Operating income in the first half 2008 was US$973.6 billion, or 23% of net sales, compared with US$413.1 million, or 17% of net sales, in the first half 2007.

EBITDA6 in the first half 2008 was US$1.2 billion, or 27% of net sales, compared to US$557.8 million, or 23% of net sales, in the first half 2007.  Equity holders’ EBITDA in the first half 2008 was 81% of EBITDA.

Net financial result totaled a gain of US$68.1 million in the first half 2008, compared with an expense of US$3.4 million in the same period in 2007.  A US$139.6 million increase in net foreign exchange gains was partially offset by a US$47.8 million increase in net interest expenses and other debt related expenses primarily associated with Ternium’s higher average net debt and a US$16.7 million increase in the fair value of some derivative instruments entered into by Ternium mainly to mitigate the effects of interest rates fluctuations.  The increase in net foreign exchange gains (an effect that is offset to a large extent by changes in Ternium’s net equity position) resulted primarily from the impact of the Mexican Peso appreciation on Ternium’s Mexican subsidiaries’ US dollar denominated debt (Ternium’s subsidiaries prepare their financial statements in currencies other than the US dollar in accordance with IFRS).

Income tax expense for the first half 2008 was US$316.4 million, or 30% of income before income tax, discontinued operations and minority interest, compared with US$161.0 million, or 39% of income before income tax, discontinued operations and minority interest, in the first half 2007.  In addition, the first half 2008 result included a non-recurring gain of US$96.3 million on account of Hylsa’s reversal of deferred statutory profit sharing.

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[6]	EBITDA in the first half 2008 equals operating income of US$973.7 million plus depreciation and amortization of US$210.5 million.

Income attributable to minority interest for the first half 2008 was US$144.7 million, compared with US$107.5 million in the first half 2007.  The year-over-year increase was due mainly to higher income attributable to minority interest in Siderar.

Cash Flow and Liquidity

Net cash used in operating activities in the first half 2008 was US$42.9 million, compared to net cash provided by operating activities of US$520.7 million in the first half 2007.  Working capital increased US$940.8 million in the first half 2008, compared to a working capital decrease of US$144.7 million in the first half 2007, mainly due to higher costs for new inventory and a higher volume of raw materials and goods in process, as well as to an increase of trade receivables as a result of higher prices.

Capital expenditures in the first half 2008 were US$250.8 million, compared to US$162.8 million in the first half 2007.  Capital expenditures during the first half 2008 were carried out in Mexico principally for the expansion of the flat steel shop in Monterrey, the upgrading of one hot strip mill and the upgrading of one cold rolled mill.  Ternium continued to execute its expansion plan in Argentina, with capital expenditures during the first half 2008 carried out mainly for the relining of one blast furnace and the revamping and expansion of the coking facilities.  The Company expects to reach in Argentina an annual crude steel production capacity of four million tons by mid 2010.

In the first half 2008, Ternium had a negative free cash flow7 of US$293.8 million compared to free cash flow7 of US$358.0 million in the first half 2007.  Proceeds from the sale of non-core US assets were US$722.5 million in the first half 2008.  Net cash provided by discontinued operations related to Sidor was US$89.8 million in the first half 2008, compared to US$269.2 million in the first half 2007.

Ternium’s net repayment of borrowings in the first half 2008 was US$750.1 million, mostly related to the pre-payment of some of the Company’s Mexican subsidiaries’ outstanding debt.  Ternium’s dividend payment in the first half 2008 was US$100.2 million, similar to that of the first half 2007.  As of June 30, 2008, Ternium’s net debt position (borrowings less cash and cash equivalents and other current investments) was US$2.5 billion, while total financial debt was US$3.2 billion.

Net cash used in operating activities in the second quarter 2008 was US$45.7 million, compared to net cash provided by operating activities of US$191.3 million in the second quarter 2007.  Working capital increased US$682.9 million in the second quarter 2008, compared to a working capital decrease of US$53.5 million in the second quarter 2007, mainly as a result of higher costs for new inventory and a higher volume of raw materials and goods in process, as well as to an increase of trade receivables as a result of higher prices.

Capital expenditures in the second quarter 2008 were US$149.3 million, compared to US$75.3 million in the second quarter 2007.  In the second quarter 2008, Ternium had a negative free cash flow8 of US$195.0 million, compared to free cash flow8 of US$116.0 million in the second quarter 2007.
Forward Looking Statements

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[7]
Free cash flow for the first half 2008 equals net cash used in operating activities of US$42.9 million less capital expenditures of US$250.8 million, while free cash flow for the first half 2007 equals net cash provided by operating activities of US$520.7 million less capital expenditures of US$162.8 million.

[8]
Free cash flow for the second quarter 2008 equals net cash used in operating activities of US$45.7 million less capital expenditures of US$149.3 million, while free cash flow for the second quarter 2007 equals net cash provided by operating activities of US$191.3 million less capital expenditures of US$75.3 million.

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is one of the leading steel companies in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food and automotive industries.  With its principal operations in Mexico and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  The Company has annual sales of approximately US$10 billion and ships approximately 8 million tons of steel products each year.  More information about Ternium is available at www.ternium.com.

Consolidated income statement
US$ million	2Q 2008	2Q 2007	Dif.	1H 2008	1H 2007	Dif.
Net sales	2,374.8	1,255.9	1,118.9	4,327.5	2,430.7	1,896.8
Cost of sales	(1,584.1)	(931.1)	(653.0)	(3,036.9)	(1,809.7)	(1,227.2)
Gross profit	790.7	324.8	465.9	1,290.6	621.0	669.6
Selling, general and administrative expenses	(181.8)	(118.2)	(63.6)	(328.4)	(211.0)	(117.3)
Other operating income, net	1.5	(3.5)	5.0	11.4	3.1	8.3
Operating income	610.4	203.0	407.4	973.6	413.1	560.5

Interest expense	(30.1)	(10.4)	(19.7)	(74.4)	(24.5)	(49.9)
Interest income	12.0	7.7	4.3	24.1	14.9	9.2
Other financial income (expenses), net	115.5	(10.8)	126.3	118.4	6.2	112.2

Equity in earnings (losses) of associated companies	0.4	(0.4)	0.8	0.9	(0.8)	1.7
Income before income tax expense	708.2	189.2	519.0	1,042.7	408.8	633.8
Income tax (expense) benefit
Current and deferred income tax expense	(209.3)	(73.2)	136.2)	(316.4)	(161.0)	(155.4)
Reversal of deferred statutory profit sharing	-	-	-	96.3	-	96.3
Discontinued operations	-	199.0	199.0)	159.9	318.7	(158.8)
Net income for the period	498.9	315.0	183.9	982.4	566.6	415.9

Attributable to:
Equity holders of the Company	415.6	236.9	178.7	837.8	459.1	378.7
Minority interest	83.2	78.0	5.2	144.7	107.5	37.2
	498.9	315.0	183.9	982.4	566.6	415.9

 Consolidated balance sheet
US$ million	June 30, 2008	December 31, 2007 (1)
Property, plant and equipment, net	5,188.0	6,858.8
Intangible assets, net	1,501.0	1,452.2
Investment in associated companies	4.7	44.0
Other investments, net	15.4	14.8
Deferred tax assets	2.2	31.8
Receivables, net	58.0	217.6
Total non-current assets	6,769.4	8,619.3

Receivables	260.7	426.0
Derivative financial instruments	0.5	0.6
Inventories, net	2,338.0	1,913.1
Trade receivables, net	1,051.2	847.8
Available for sale assets	1,318.9	-
Other investments	-	65.3
Cash and cash equivalents	688.8	1,126.0
Total current assets	5,658.0	4,378.9

Non-current assets classified as held for sale	6.7	769.1

Total assets	12,434.1	13,767.3

Shareholders' equity	5,353.2	4,452.7
Minority interest in subsidiaries	1,195.6	1,914.2

Minority interest & shareholders' equity	6,548.8	6,366.9

Provisions	29.3	57.3
Deferred income tax	1,233.4	1,337.0
Other liabilities	176.6	336.5
Trade payables	-	6.7
Borrowings	2,569.1	3,677.5
Total non-current liabilities	4,008.3	5,415.1

Current tax liabilities	199.2	184.8
Other liabilities	137.8	182.2
Trade payables	927.9	983.9
Derivative financial instruments	15.4	13.3
Borrowings	596.7	407.4
Total current liabilities	1,877.0	1,771.6

Liabilities related to non-current assets classified as held for sale	-	213.8
Total liabilities	5,885.3	7,400.4

Total liabilities, minority interest & shareholders' equity	12,434.1	13,767.3

(1) According to IFRS 5, balances related to Sidor have been consolidated on a line-by-line basis as of December 31, 2007.

Consolidated cash flow statement
US$ million	2Q 2008	2Q 2007	Dif.	1H 2008	1H 2007	Dif.
Income from continuing operations	498.9	116.0	382.9	822.5	247.8	574.7
Adjustments for:
Depreciation and amortization	103.8	78.9	24.8	210.6	144.7	65.9
Income tax accruals less payments	140.9	(66.8)	207.6	74.5	(1.5)	75.9
Equity in (earnings) losses of associated companies	(0.4)	0.4	(0.8)	(0.9)	0.8	(1.7)
Interest accruals less payments	3.0	2.4	0.6	(84.6)	(2.7)	(81.9)
Changes in provisions	(0.3)	(3.2)	2.8	2.0	(9.8)	11.8
Changes in working capital	(682.9)	53.5	(736.4)	(940.8)	144.7	(1,085.5)
Others	(108.6)	10.0	(118.6)	(126.2)	(3.4)	(122.8)

Net cash (used in) provided by operating activities	(45.7)	191.3	(237.0)	(42.9)	520.7	(563.7)

Capital expenditures	(149.3)	(75.3)	(74.0)	(250.8)	(162.8)	(88.1)
Proceeds from sale of property, plant & equipment	0.3	1.1	(0.7)	1.0	6.2	(5.2)
Acquisition of business
Purchase consideration	-	(0.1)	0.1	-	(0.1)	0.1
Decrease in Other Investments	66.1	-	66.1	65.3	-	65.3
Proceeds from sale of discontinued operations	-	-	-	722.5	-	722.5
Discontinued operations	57.7	59.9	(2.2)	89.8	269.2	(179.4)

Net cash (used in) provided by investing activities	(25.2)	(14.5)	(10.6)	627.8	112.5	515.3

Dividends paid in cash and other distributions to company's equity shareholders	(100.2)	(100.2)	-	(100.2)	(100.2)	-
Dividends paid in cash and other distributions to minority shareholders	(19.6)	(19.9)	0.3	(19.6)	(19.9)	0.3
Proceeds from borrowings	76.3	72.1	4.2	181.3	112.3	69.0
Repayment of borrowings	(40.3)	(371.6)	331.4	(931.4)	(527.6)	(403.9)

Net cash (used in) provided by financing activities	(83.8)	(419.6)	335.8	(870.0)	(535.4)	(334.5)

(Decrease) increase in cash and cash equivalents	(154.7)	(242.9)	88.2	(285.1)	97.8	(382.9)

Shipments
Thousand tons	2Q 2008	1Q 2008	2Q 2007	1H 2008	1H 2007
South & Central America	690.9	673.0	598.9	1,363.9	1,162.3
North America	1,042.2	1,080.0	592.1	2,122.2	1,206.6
Europe & other	11.6	4.8	101.2	16.3	154.1
Total flat products	1,744.7	1,757.7	1,292.1	3,502.4	2,523.0

South & Central America	67.9	56.7	25.3	124.6	25.3
North America	249.6	265.3	286.4	514.9	599.7
Europe & other	1.0	8.8	-	9.8	-
Total long products	318.5	330.7	311.7	649.2	625.0
Total flat and long products	2,063.2	2,088.5	1,603.9	4,151.6	3,148.0

Revenue / ton
US$/ton	2Q 2008	1Q 2008	2Q 2007	1H 2008	1H 2007
South & Central America	1,042	945	779	994	774
North America	1,213	945	817	1,077	799
Europe & other	864	1,008	682	906	673
Total flat products	1,143	945	789	1,044	780

South & Central America	913	643	565	791	565
North America	1,017	703	638	855	626
Europe & other	630	587	-	591	-
Total long products	993	689	632	839	624
Total flat and long products	1,120	905	758	1,012	749

Net Sales
US$ million	2Q 2008	1Q 2008	2Q 2007	1H 2008	1H 2007
South & Central America	719.9	635.8	466.6	1,355.8	900.1
North America	1,264.6	1,021.0	483.6	2,285.6	963.7
Europe & other	10.0	4.8	69.1	14.8	103.6
Total flat products	1,994.5	1,661.6	1,019.2	3,656.1	1,967.4

South & Central America	62.1	36.4	14.3	98.5	14.3
North America	253.8	186.4	182.6	440.1	375.5
Europe & other	0.6	5.2	-	5.8	-
Total long products	316.4	228.0	196.9	544.4	389.8
Total flat and long products	2,311.0	1,889.6	1,216.2	4,200.6	2,357.3

Other products (1)	63.8	63.1	39.7	126.9	73.4

Total net sales	2,374.8	1,952.7	1,255.9	4,327.5	2,430.7
(1) Includes iron ore, pig iron and metal buildings.

Consolidated income statement (historical series including Sidor as discontinued operations)
US$ million	2Q 2008	1Q 2008	Year 2007	4Q 2007	3Q 2007	2Q 2007	1Q 2007
Net sales	2,374.8	1,952.7	5,669.7	1,733.0	1,506.1	1,255.9	1,174.8
Cost of sales	(1,584.1)	(1,452.8)	(4,309.8)	(1,358.8)	(1,141.4)	(931.1)	(878.6)
Gross profit	790.7	499.9	1,359.9	374.2	364.7	324.8	296.2
Selling, general and administrative expenses	(181.8)	(146.6)	(520.7)	(165.9)	(143.8)	(118.2)	(92.8)
Other operating expense, net	1.5	9.9	9.9	5.2	1.5	(3.5)	6.7
Operating income	610.4	363.3	849.0	213.5	222.5	203.0	210.1

Interest expense	(30.1)	(44.3)	(133.1)	(61.4)	(47.1)	(10.4)	(14.1)
Interest income	12.0	12.1	41.6	13.7	12.9	7.7	7.2
Other financial income (expenses), net	115.5	2.9	(38.9)	8.7	(53.7)	(10.8)	16.9

Equity in earnings (losses) of associated companies	0.4	0.4	0.4	1.6	(0.3)	(0.4)	(0.5)
Income before income tax expense	708.2	334.4	719.1	176.0	134.2	189.2	219.7
Income tax (expense) benefit
Current and deferred income tax expense	(209.3)	(107.1)	(297.8)	(73.1)	(63.7)	(73.2)	(87.8)
Reversal of deferred statutory profit sharing	-	96.3	-	-	-	-	-
Discontinued operations	-	159.9	579.9	117.7	143.5	199.0	119.8
Net income for the year / period	498.9	483.6	1,001.2	220.6	214.0	315.0	251.6

Attributable to:
Equity holders of the Company	415.6	422.1	784.5	165.6	159.8	236.9	222.1
Minority interest	83.2	61.4	216.7	55.0	54.2	78.0	29.5
	498.9	483.6	1,001.2	220.6	214.0	315.0	251.6

Consolidated cash flow statement (historical series including Sidor as discontinued operations)
US$ million	2Q 2008	1Q 2008	Year 2007	4Q 2007	3Q 2007	2Q 2007	1Q 2007
Income from continuing operations	498.9	323.6	421.2	102.9	70.5	116.0	131.8
Adjustments for:
Depreciation and amortization	103.8	106.9	361.5	120.7	96.0	78.9	65.8
Income tax accruals less payments	140.9	(66.4)	(45.0)	(28.0)	(15.5)	(66.8)	65.3
Equity in (earnings) losses of associated companies	(0.4)	(0.4)	(0.4)	(1.6)	0.3	0.4	0.5
Interest accruals less payments	3.0	(87.7)	87.6	54.9	35.4	2.4	(5.1)
Changes in provisions	(0.3)	2.4	(0.9)	5.7	3.1	(3.2)	(6.6)
Changes in working capital	(682.9)	(257.9)	87.1	(58.0)	0.4	53.5	91.2
Others	(108.6)	(17.6)	28.9	(13.4)	45.6	10.0	(13.4)

Net cash (used in) provided by operating activities	(45.7)	2.8	939.9	183.3	235.9	191.3	329.5

Capital expenditures	(149.3)	(101.5)	(347.6)	(100.3)	(84.6)	(75.3)	(87.4)
Proceeds from sale of property, plant & equipment	0.3	0.7	24.5	17.8	0.5	1.1	5.1
Acquisition of business
Purchase consideration	-	-	(1,728.9)	(0.1)	(1,728.7)	(0.1)	-
Cash acquired	-	-	190.1	-	190.1	-	-
Income tax credit paid on business acquisition	-	-	(297.7)	-	(297.7)	-	-
Decrease (Increase) in Other Investments	66.1	(0.8)	(65.3)	(0.8)	(64.5)	-	-
Proceeds from sale of discontinued operations	-	722.5	-	-	-	-	-
Discontinued operations	57.7	32.2	419.3	34.1	116.0	59.9	209.4

Net cash (used in) provided by investing activities	(25.2)	653.0	1,805.6)	(49.2)	1,868.9)	(14.5)	127.0

Dividends paid in cash and other distributions to company's equity shareholders	(100.2)	-	(100.2)	-	-	(100.2)	-
Dividends paid in cash and other distributions to minority shareholders	(19.6)	-	(20.0)	-	(0.1)	(19.9)	-
Net proceeds from Initial Public Offering	-	-	-	-	-	-	-
Contributions from shareholders	-	-	1.2	0.1	1.1	-	-
Proceeds from borrowings	76.3	105.0	4,052.7	70.8	3,869.7	72.1	40.1
Repayment of borrowings	(40.3)	(891.2)	(2,574.6)	(157.5)	(1,889.6)	(371.6)	(155.9)

Net cash (used in) provided by financing activities	(83.8)	(786.2)	1,359.1	(86.6)	1,981.1	(419.6)	(115.8)

(Decrease) Increase in cash and cash equivalents	(154.7)	(130.4)	493.3	47.4	348.1	(242.9)	340.7

Shipments (historical series ex-Sidor)
Thousand tons	2Q 2008	1Q 2008	Year 2007	4Q 2007	3Q 2007	2Q 2007	1Q 2007
South & Central America	690.9	673.0	2,499.1	699.0	637.8	598.9	563.5
North America	1,042.2	1,080.0	3,034.9	993.6	834.7	592.1	614.5
Europe & other	11.6	4.8	184.9	12.3	18.5	101.2	52.8
Total flat products	1,744.7	1,757.7	5,718.9	1,704.9	1,491.0	1,292.1	1,230.8

South & Central America	67.9	56.7	132.8	55.2	52.3	25.3	-
North America	249.6	265.3	1,113.4	268.9	244.8	286.4	313.3
Europe & other	1.0	8.8	15.0	15.0	-	-	-
Total long products	318.5	330.7	1,261.2	339.1	297.1	311.7	313.3
Total flat and long products	2,063.2	2,088.5	6,980.1	2,044.0	1,788.1	1,603.9	1,544.1

Revenue / ton (historical series ex-Sidor)
US$/ton	2Q 2008	1Q 2008	Year 2007	4Q 2007	3Q 2007	2Q 2007	1Q 2007
South & Central America	1,042	945	815	870	829	779	769
North America	1,213	945	847	882	877	817	781
Europe & other	864	1,008	665	641	619	682	654
Total flat products	1,143	945	827	875	853	789	770

South & Central America	913	643	527	489	550	565	-
North America	1,017	703	625	611	637	638	616
Europe & other	630	587	457	457	-	-	-
Total long products	993	689	613	585	622	632	616
Total flat and long products	1,120	905	789	827	815	758	739

Net Sales (historical series ex-Sidor)
US$ million	2Q 2008	1Q 2008	Year 2007	4Q 2007	3Q 2007	2Q 2007	1Q 2007
South & Central America	719.9	635.8	2,037.0	607.9	528.9	466.6	433.5
North America	1,264.6	1,021.0	2,571.8	876.3	731.8	483.6	480.1
Europe & other	10.0	4.8	123.0	7.9	11.5	69.1	34.5
Total flat products	1,994.5	1,661.6	4,731.7	1,492.0	1,272.2	1,019.2	948.2

South & Central America	62.1	36.4	70.0	27.0	28.7	14.3	-
North America	253.8	186.4	696.0	164.4	156.0	182.6	192.9
Europe & other	0.6	5.2	6.9	6.9	-	-	-
Total long products	316.4	228.0	772.8	198.2	184.8	196.9	192.9

Total flat and long products	2,311.0	1,889.6	5,504.5	1,690.3	1,457.0	1,216.2	1,141.1

Other products (1)	63.8	63.1	165.1	42.7	49.1	39.7	33.7
Total net sales	2,374.8	1,952.7	5,669.7	1,733.0	1,506.1	1,255.9	1,174.8
(1) Includes iron ore, pig iron and metal buildings.